UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March, 2019

Commission File Number: 001-38403

CRONOS GROUP INC.

(Name of registrant)

720 King Street W., Suite 320

Toronto, Ontario

M5V 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be incorporated by reference into the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form S-8 (File No. 333-226131).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GROUP INC.

Date: March 15, 2019	By:	/s/ Xiuming Shum
	Name:	Xiuming Shum
	Title:	General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Investor Rights Agreement, dated as of March 8, 2019, by and between Cronos Group Inc. and Altria Group, Inc.

99.2	Material Change Report of Cronos Group Inc. dated March 15, 2019.

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